NEXPOINT CREDIT STRATEGIES FUND 200 Crescent Court, Suite 700 Dallas, Texas 75201	HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC. 200 Crescent Court, Suite 700 Dallas, Texas 75201

April 19, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Valerie Lithotomos

Re:	NexPoint Credit Strategies Fund
Registration Statement on Form N-2
(File Nos. 811-21869 and 333-215796)

Dear Ms. Lithotomos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), NexPoint Credit Strategies Fund (the “Trust”) respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-2 (File No. 333-215796) be accelerated to 5:00 p.m. EST, Wednesday, April 19, 2017, or as soon thereafter as practicable.

The Trust acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate if you would kindly contact Kathleen Nichols of Ropes & Gray LLP at (617) 854-2418 as soon as the Registration Statement has been declared effective.

Very truly yours,

NexPoint Credit Strategies Fund		Highland Capital Funds Distributor, Inc. as Marketing Support Agent

By:	/s/ Brian Mitts	By:	/s/ Brian Mitts
Name:	Brian Mitts	Name:	Brian Mitts
Title:	Executive Vice President, Principal Financial Officer and Principal Accounting Officer	Title:	Chief Operating Officer